ITEM 24 (b) EXHIBITS

8 (x)

Amendment dated July 1, 2002, to Fund Participation Agreement (Service Shares)

dated March 1, 2001, between Janus Aspen Series and Annuity Investors Life Insurance Company

AMENDMENT TO FUND PARTICIPATION AGREEMENT

(Service Shares)

This Amendment to the Fund Participation Agreement ("Agreement") dated March 1, 2001, between Janus Aspen Series, an open-end management investment company organized as a Delaware business trust (the "Trust"), and Annuity Investors Life Insurance Company, an Ohio life insurance company (the "Company") is effective as of July 1, 2002.

AMENDMENT

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

    Article I of the Agreement is hereby amended by deleting the current Section 1.10, and replacing it with the following:

1.10 In the event adjustments are required to correct any material error in the computation of the net asset value of the Trust's shares, the Trust shall notify the Company as soon as practicable after discovering the need for those adjustments which result in a reimbursement to an Account in accordance with the Trust's then current policies on reimbursement, which the Trust represents are consistent with applicable SEC standards. If an adjustment is to be made in accordance with such policies to correct an error which has caused an Account to receive an amount different than that to which it is entitled, the Trust shall make all necessary adjustments to the number of shares owned in the Account and distribute to the Account the amount of such underpayment for credit to the Contract owners. In the event that such material error is the result of the Trust's (or its designated agents') gross negligence, or that such material error is not reported to the Company promptly upon discovery, the Trust shall also be responsible for any of the Company's administrative or other costs or losses incurred in correcting Contract owner accounts.

2. Schedule A of this Agreement shall be deleted and replaced with the attached Schedule A.

3. All other terms of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment, to be effective as of the date and year first above written.

ANNUITY INVESTORS LIFE

INSURANCE COMPANY

By:____________________________

Name: James L. Henderson

Title: Vice President

JANUS ASPEN SERIES

By:____________________________

Name: Bonnie M. Howe

Title: Vice President

Schedule A

Separate Accounts and Associated Contracts

Contracts Funded

Name of Separate Account By Separate Account

Annuity Investors Variable Account A The Commodore Americus®

(Established on May 26, 1995) Individual Flexible Premium

Deferred Variable Annuity

The Commodore Nauticus®

Group Flexible Premium

Deferred Variable Annuity

Annuity Investors Variable Account C The Commodore Helmsman

(Established on November 7, 2001) Individual Flexible Premium

Deferred Variable Annuity

The Commodore Majesty

Individual Flexible Premium

Deferred Variable Annuity